MESSAGE FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

The following Code of Ethics and Conduct was first approved by the DRDGOLD Board on 16 September 2004. In view of several changes in our business over the past few years it has become necessary to update our code of ethics. It continues to set out the principles of how we wish our business to be conducted, the way in which we behave, and the rights other people can expect when doing business with us.

It defines a set of moral principles governing our behaviour and is being made available so that we can disclose our agreed values in a transparent manner.

It is not meant to be prescriptive, nor to replace our individual morality, but does describe how the Company intends to be seen, and respected, as a business.

From this point of view, every director, officer or employee represents the Company, and we believe we should all respect the maxim; "do unto others as you would have them do unto you".

Please read it.

G C Campbell
Chairman

09 February 2012

D J Pretorius
Chief Executive Officer

09 February 2012

INTRODUCTION

Purpose and application of the Code

The Code describes the fundamental principles which should govern the everyday business conduct of DRDGOLD Limited, ("the Company") in its dealings with its various stakeholders. This Code has been endorsed by the Company's Board and senior management, and applies to all employees, officers and directors, irrespective of seniority, of DRDGOLD Limited and every entity which is owned or controlled by the Company.

In addition to this Code, detailed rules and procedures are recorded in freely available policy and procedure manuals. The company's formal human resources policies and procedures, including this Code are available at the Company's offices.

Policy

The Company is committed to a policy of fair dealing and integrity in the conduct of its business. This policy, which is actively endorsed by the Board of Directors, requires that the directors, officers and employees should at all times act with the utmost honesty, integrity and in good faith, and comply with both the spirit and letter of those laws, regulations, professional or industry standards and company policies and procedures that apply to their occupation.

You are required to familiarise yourself with the following broad guidelines contained in this Code to determine proper and acceptable conduct. If you are unsure of how to act or react in a particular situation, consult your supervisor, senior manager, HR manager, the compliance officer or, in the final instance, the chief executive officer (CEO), as appropriate.

THE COMPANY AND ITS EMPLOYEES

Safety and Health

The Company acknowledges that all its employees have a right to work in a safe and healthy environment. This commitment is supported by research programmes, ongoing training in occupational health and safety and the provision of certain medical services for its employees.

The Company expects all its employees to be aware of the health and safety risks in the workplace, and to comply with all the relevant health and safety standards.

Employees should report all potential risks, sub-standard issues or non-compliant issues that they identify to their supervisor so that the necessary remedial action can be taken.

Employment Practices

All employees are entitled to fair employment practices. These include fair remuneration and the opportunity for advancement or promotion, based solely on knowledge, competence, experience and performance. The Company is committed to equal opportunity and employment equity, with merit and ability being the sole criteria for all its current and future employees, consistent with established government policies that specifically promote greater equality of employment opportunity or relates to the inherent requirements of the job.

Discrimination and Harassment

The Company respects and defends the rights of all employees to a working environment free of discrimination on the basis of attributes unrelated to job performance, for example race, gender, religious belief, political affiliation, age or disability.

Harassment may be unlawful and is prohibited whether it occurs in the workplace or at other employment-related events or activities. Company policy prohibits all inappropriate harassing conduct, whether or not the conduct is so severe as to be considered a violation of law.

Freedom of Association with Trade Unions or other Employee Representative Bodies

All employees have the right to freedom of association and to act out this freedom within the bounds of the law, collective agreements and the rights of others.

Employees and their elected representatives must shoulder the duties and responsibilities that attach to this right.

Disciplinary Action

The Company's policies and procedures provide for disciplinary action to be undertaken under various circumstances. The primary objective of such action is not to punish such affected employees, but rather to bring them into line with required standards of work behaviour and performance.

It is the duty of the Company to ensure that all employees are acquainted with these required standards.

Any disciplinary action must be fair and lawful, both in substance and procedure. The Company is committed to protecting employees against arbitrary action, which could lead to their unfair dismissal.

Grievances

Employees are encouraged to use the established procedures to alert management to any concerns or feelings of injustice arising out of their

employment. The Company is committed to give due attention to such grievances, to ensure investigations will be conducted in as discrete and as confidential a manner as is practicable and, where appropriate, to take all reasonable action to rectify the situation.

Retaliation against individuals who report a violation of policy, or against those who provide information in an investigation of such violations, is also a violation of policy and will not be tolerated.

THE COMPANY AND THE ENVIRONMENT

The Company recognises that the environment represents a strategic resource for both current and future generations, and is committed to minimising the impact its operations have on the environment by applying appropriate, cost-effective measures to foster environmentally sustainable development.

The Company expects all its employees to assist in this regard, both by minimising the impact that they have on the environment, and by reporting all environmental degradation mishaps, whether actual or potential, to management.

The Company expects all its directors, officers and employees to familiarise themselves with the content and terms of the Group Environmental Policy.

THE COMPANY AND THE COMMUNITY

The Company recognises that we all share a very real responsibility to contribute to our local community, and the Company encourages employees to participate in religious, charitable, educational and civic activities.

As a good corporative citizen the company is involved in numerous projects in the communities that are impacted by its operations. These projects generally focus on improving the lives of individuals in the most need.

Employees should, however, avoid involvement in any activity, which would create or appear to create:

- excessive demands on their time, attention and energy which would deprive the Company of their best efforts on the job; and
- a conflict of interest which could interfere with the independent exercise of judgement in the Company's best interests.

BUSINESS TRANSACTIONS AND PROCUREMENT

The Company's directors, officers and employees are expected to make or participate in business decisions and actions on behalf of the Company based on the best interests of the Company, and not based on personal relationships or benefits. A conflict of interest will arise any time you allow a personal or outside interest to interfere with or influence the performance of your job responsibilities, or if you make a decision or engage in conduct that is not in the best interest of the Company.

The Company recognises that relationships with suppliers, customers, contractors or other service providers give rise to situations where conflicts of interest, real or perceived, may arise. Directors, officers and employees must ensure that they (and their family members) are independent, and are seen to be independent, from any business organisation having a contractual relationship with the Company.

Purchase contracts and tender awards must be made on the basis of quality, service, price and availability, within the parameters of the Company's Group Procurement Policy and any applicable laws.

All approved suppliers must be of good standing and have an opportunity to compete for the Company's business.

The Company's purchasing power must not be used for personal or any related benefits. It is unethical to seek concessions or benefits from suppliers, customers, vendors, contractors or other service providers for your (or your family's) personal benefit.

The Company has implemented a centralised procurement function, which promotes the objectives of the South African Mining Charter.

Financial Interest in a Supplier, Customer, Contractor or Other Service Provider

Directors, officers or employees should not invest in nor acquire a financial interest, directly or indirectly, in any supplier, customer, contractor or
other service provider where this interest could influence, or create the impression of influencing, their decisions
in the performance of their duties on behalf of the Company.

Directors, officers and employees are permitted to make *bona fide* investments. However, should the nature of their work require them to negotiate with any supplier, customer, contractor or other service provider in whom they (or their family members or related third parties) have a personal or financial interest, they must disclose the nature and extent of their interest to the CEO and / or the compliance officer and seek their prior approval, including, if necessary, recusing themselves from any decision-making process relating to that entity in which they (or their family members) have an interest.

Declaration of Interest

You may not do business with, be employed by, own an interest in, serve as a director of or represent a company or anyone else who does business with the company or that competes with the Company, without prior approval of the head of the legal department or CEO. Ownership of less than five per cent of a public company's common stock would not constitute a violation of this provision and would not require prior approval so long as the amount of the investment is not so significant that it would affect your business judgement on behalf of the Company.

A Declaration of Interest procedure is in place whereby the employees at operational level are obliged to seek prior approval from, and disclose their respective interests in any business arrangement with the Company or any customer, supplier, contractor or other service provider in which he or she or his or her family members or related third parties have a personal or financial interest, to the general managers at the mines. The general managers in turn table these disclosures to corporate management and a Declaration of Interest Report is filed on a quarterly basis with the group company secretary who will include a summary thereof in the quarterly Board packs. Executive officers and members of the Board must obtain prior approval of the Board of Directors before participating in a business arrangement with the Company or any venture between the Company and any customer, supplier, contractor or other service provider in which he or she or his or her family members have a personal or financial interest. The members of the Board of Directors table a Declaration of Interest at every quarterly Board meeting.

The employees, officers and directors of the Company are required to familiarise themselves with the Company's Group Procurement Policy as well as with the Declaration of Interest Procedure.

GIFTS, HOSPITALITY AND ENTERTAINMENT

At the corporate level, all gifts, hospitality, entertainment or favours must be entered in a Gift Register which shall be kept in the office of the CEO as a proper record of the same. At operational level such a register will be kept in the office of the General Manager or Head of the Operation.

Giving or receiving any payment or gift in the nature of a bribe or kickback is absolutely prohibited.

You are prohibited from providing gifts or anything of value (value shall mean any gift worth more than R 200-00) to government officials or employees or members of their families in connection with Company business without prior written approval from the compliance officer or the CEO.

If you encounter an actual or potential conflict of interest, face a situation where declining the acceptance of a gift may jeopardise a Company relationship, are requested to pay a bribe or provide a kickback, or encounter a suspected violation of this policy, you must report the situation to your immediate superior, or to the compliance officer or CEO immediately.

OUTSIDE EMPLOYMENT AND DIRECTORSHIPS

Outside Employment
Employees may not take up outside employment without the prior approval of CEO

Outside Directorships
Employees and officers may not hold outside directorships without the prior approval of the Board, and should avoid any outside directorships that would create or appear to create:

(a) excessive demands on their time, attention and energy which would deprive the Company of their best efforts on the job; or

(b) a conflict of interests which could interfere with his or her independent exercise of judgement in the Company's best interests.

Employees and officers who hold, or have been invited to hold outside directorships must take particular care to ensure compliance with all provisions of this Code.

Directors who hold outside directorships must disclose the same in their Declaration of Interest at the quarterly Board meetings and, if necessary, must recuse themselves from any discussions and decision-making processes relating to that entity in which they have an interest in accordance with applicable laws.

USE OF COMPANY SERVICES AND PROPERTY

Directors, officers and employees must take care of all Company assets which they have in their possession or which have been allocated to them for their personal use. In particular:

Company Motor Vehicles or Accommodation

Directors, officers and employees who are entitled to the use of a motor vehicle under the Company's motor vehicle scheme or the use of Company owned or leased accommodation, must take due care of the relevant assets, and may not use them for any purpose other than their stipulated or intended use.

Company Workshops

Directors, officers and employees may not undertake any private work in a workshop belonging to the Company, or make use of Company equipment without permission.

Use of Company Owned or Controlled Land

Directors, officers and employees may not carry out farming or trading activities for personal profit on land owned or controlled by the Company without permission.

Use of Company Owned or Licensed Computer Software

Directors, officers and employees may not use, copy or distribute any licensed computer software of the Company without permission.

Intellectual Property

Directors, officers and employees may, during the course of their employment, be involved in the development of new processes or designs. Such processes or designs, whether patented by the Company or not, shall at all times remain the property of the Company, and such directors, officers or employees may not use such processes or designs for personal gain without permission.

CONFIDENTIAL INFORMATION AND EXTERNAL COMMUNICATION

Directors, officers and employees are expected to treat all information pertaining to the Company, and which is not in the public domain, in the strictest confidence and may not divulge such information to any third party without permission and that party signing a non-disclosure agreement that covers the scope of the proprietary information. This confidentiality requirement continues to bind directors, officers and employees after the termination of their services with the Company.

If any uncertainty exists as to the confidentiality of any information, the director, officer or employee must seek a written ruling from the CEO.

Subject to the provisions of the Promotion of Access to Information Act, Act 2 of 2000 (South Africa), and/or any other applicable legal requirement, confidential information about directors, officers and employees should not be disclosed to any external party without that person's consent.

With the exception of the chairman, the CEO, CFO and the Public Relations Consultant (who are the dedicated spokespersons of the group), directors, officers or employees are not permitted to speak, lecture, or present on the affairs of, or on matters or subjects relating to the company without the written consent of either the chairman or the CEO.

Communication with Business Partners and other Stakeholders

Directors, officers and employees must communicate timeously and effectively with business partners and stakeholders. In doing so, however, directors, officers and employees remain subject to the confidentiality requirements of this Code, the Company's requirements for the release of information and the Company's communications framework.

Public Presentations

In making public presentations on behalf of the company, directors, officers and employees should at all times take steps to protect and enhance the reputation of the Company and its employees. The content of any public presentations being made by employees must be approved by the CEO or the chairman of the Board prior to such employee agreeing to make such a presentation.

Communication with the Press and/or Investment Community

No sensitive communication may be made to the press or investment community other than by the Company's CEO, Chief Financial Officer ("CFO") or investor or public relations consultants. Such communication must first be approved by the CEO or the chairman of the Board. All other communication to the press or investment community may be made within the ambit of the Company's communications or announcements framework.

The employees, officers and directors of the Company are required to familiarise themselves with the Company's communications framework as contained in the Approvals Framework.

SHARE INVESTMENTS AND DEALINGS

While directors, officers and employees are encouraged to invest in and own shares in the Company, any dealings in shares or securities of the Company, or in shares or securities of other entities in respect of which the Company has an actual or potential material interest, must be beyond reproach and in accordance with all applicable laws.

Share Dealing

Directors, officers and employees are reminded that it is a criminal offence to deal in or to encourage or discourage anyone else to deal in the Company's shares on the basis of "inside" information which is, or could be construed to be, material or price sensitive and which information has not become public. Price sensitive information is information, which, if released to the public, would be likely to affect the price of the Company's shares on the JSE Securities Exchange South Africa and   NYSE. Any person who has a question about inside information should contact the Executive Officer: Legal, Compliance & Cosec for advice.

Reporting

All directors, alternate directors, officers and the company secretary are required to report in writing all dealings by themselves or their immediate families (in this case immediate family includes spouse, minor children as well as any trust, or entity in which the director controls 35% of the votes) in the company's shares to the company secretary within 24 hours of such dealing.

Such report should disclose the following information:
 (a) date of the transaction;
 (b) price per share;

(c) number of shares;

(d) total value of the transaction;

(e) nature of the transaction i.e. purchase or sale;

(f) nature and extent of their interest in the transaction;

(g) confirmation that approval has been obtained in accordance with the procedure set out in the Company's *DRDGOLD Directors' Dealing Policy & Procedure* prepared in terms of the JSE Limited Listings Requiremennts.

Closed Periods

Directors, officers and employees must heed closed periods and may, under no circumstances, deal in the Company's shares during any such embargo periods. Closed periods will be made known from time to time and are to be considered binding.

The Company expects all its directors, officers and employees to familiarise themselves with the content and terms of the DRDGOLD (1996) Share Option Scheme.

The directors confirm that they have approved and familiarised themselves with the DRDGOLD Directors' Dealing Policy and Procedure.

BAN ON PERSONAL LOANS

It is against Company policy for the Company, directly or indirectly, including through any subsidiary, to make a personal loan to or for any director, executive officer, officer or employee of the Company.

SPECIAL ETHICS OBLIGATIONS FOR SENIOR OFFICERS WITH FINANCIAL REPORTING RESPONSIBILITIES

Section 13 of this Code is intended to satisfy the requirements of section 406 of the United States Sarbanes-Oxley Act of 2002 and the SEC's regulations promulgated pursuant to that section. Amendments to, and waivers of, this section of the Code will be disclosed as required by applicable U.S. laws and regulations.

The Company's policy is to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the SEC and in all other public communications made by the Company.

Depending on their position with the Company, employees may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. The Company expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

The Finance Department (this includes all individuals within the Company and its subsidiaries who work on financial matters) bears a special responsibility for promoting the integrity of the company's financial statements. The CEO, the chief financial officer, and the Group Financial Manager (or persons performing similar functions) (together, the "senior officers") have a special role both to adhere to these principles themselves and also to promote a culture throughout the Company of the importance of full, fair, accurate, timely and understandable reporting of the Company's financial results and conditions.

Because of this special role, the senior officers are bound by the following Code of Ethics (the "Senior Officers' Code of Ethics"), and by accepting the Code, each agrees that he or she will:

- act with honesty and integrity, and ethically handle actual or apparent conflicts of interest in personal and professional relationships.
- comply with and promote those Company standards, policies and procedures designed to generate full, fair, accurate, timely and understandable public disclosures in compliance with applicable laws and regulations.

- comply with applicable laws, rules and regulations.
- act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.
- achieve responsible use of and control over all assets and resources employed by or entrusted to you.
- promptly report to the compliance officer and the chairman of the Audit Committee of the Board of Directors any conduct that the individual believes to be a violation of law or business ethics or any provision of the Senior Officers' Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to a conflict.

Violations of this Senior Officers' Code of Ethics, including failures to report violations by others, will be viewed as a severe disciplinary matter that may result in disciplinary action, including dismissal. If you suspect that a violation of the Senior Officers' Code of Ethics has occurred, you must report the suspected violation in accordance with those procedures set out below in this Code. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine appropriate action in response to violations of the Senior Officers' Code of Ethics. No one will be subject to retaliation because of a good faith report of a suspected violation.

HONESTY WITH REGULATORS AND OTHER GOVERNMENT OFFICIALS

The Company's officers and employees are expected to comply with applicable laws in all countries to which they travel, in which they operate and where the Company otherwise does business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. Any activity that could be perceived as an attempt to improperly influence or mislead government officials to obtain favorable treatment must also be avoided. Company policy, the United States Foreign Corrupt Practices Act (the "FCPA"), and the laws of many other countries prohibit the Company and its officers, employees and agents from giving or offering to give money or anything of value to a foreign official, a foreign political party, a party official or a candidate for political office in order to influence official acts or decisions of that person or entity, to obtain or retain business, or to secure any improper advantage. A foreign official is an officer or employee of a government or any department, agency, or instrumentality thereof, or of certain international agencies, such as the World Bank or the United Nations, or any person acting in an official capacity on behalf of one of those entities. Officials of government-owned corporations are considered to be foreign officials.

The FCPA does allow for certain permissible payments to foreign officials. Specifically, the law permits "facilitating" payments, which are payments of small value to effect routine government actions such as obtaining permits, licenses, visas, mail, utilities hook-ups and the like. However, determining what is a permissible "facilitating" payment involves difficult legal judgements. Therefore, employees must obtain permission from the Executive Officer: Legal, Compliance & Cosec department before making any payment or gift thought to be exempt from the FCPA.

The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for non-compliance. If you have a question as to whether an activity is restricted or prohibited, the Executive Officer: Legal, Compliance & Cosec can provide guidance to you.

MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS

Employees must ensure that all Company documents are completed accurately, truthfully, in a timely manner, and are properly authorised. The making of false or misleading entries, records or documentation is strictly prohibited.

All records are to be kept in accordance with all relevant document retention policies and practices of the Company. It is important that all books, records and accounts accurately and fairly reflect, in reasonable detail, the Company's assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. These records are to be kept in accordance with International Financial Reporting Standards ("IFRS").

The Company requires that no entry be made in the Company's books and records that intentionally hides or disguises the nature of any transaction or any liability, or misclassifies any transactions as to accounts or accounting periods; transactions must be supported by appropriate documentation; the terms of commercial transactions must be reflected accurately in the documentation for those transactions and all such documentation must be reflected accurately in the Company's books and records; and employees must comply with the Company's system of internal controls.

The Company is committed to compliance with all applicable laws and regulations relating to the preservation of records.

If you learn of a subpoena or a pending, imminent or contemplated litigation or government investigation, you should immediately contact the Executive Officer: Legal, Compliance & Cosec. You must retain and preserve ALL records that may be responsive to the subpoena or relevant to the litigation or that may pertain to the investigation until you are advised by the legal department as to how to proceed. You must not destroy any such records in your possession or control. You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as e-mails and voicemail messages). Destruction of such records, even if inadvertent, could seriously prejudice the company. Any questions regarding whether a particular record pertains to a pending, imminent or contemplated investigation or litigation or may be responsive to a subpoena or regarding how to preserve particular types of records should be directed to the Executive Officer: Legal, Compliance & Cosec.

WAIVERS
If you would like to seek a waiver to the Code of Ethics or the Financial Officer Code of Ethics you must make full disclosure of your particular circumstances to the compliance officer and the CEO. Only the Board of Directors can approve a waiver of the requirements of this Code for any director or executive officer. Only the Audit Committee of the Board of Directors can approve a waiver of the Senior Officers' Code of Ethics for any senior officer. Each such waiver shall be promptly disclosed publicly as required by applicable law or regulation. Under the SEC and NYSE rules, the Company is required to disclose waivers of the Code for executive officers or directors promptly to shareholders, along with the reasons for the waiver. Except as otherwise set forth in this Code, only the compliance officer or the CEO can approve a waiver of any provision of this Code for employees other then directors, executive officers and senior officers.

BREACH OF CODE AND REPORTING UNETHICAL BEHAVIOUR
Any breach of this Code, or any rule or procedure based thereon, will be viewed in a serious light, and persons committing such breach will be subject to disciplinary action, up to and including immediate termination, and may in addition be liable to face civil or criminal charges. In addition, disciplinary measures, up to and including termination, may be taken against anyone who directs or approves breaches of this Code or has knowledge of them and does not promptly report and correct them in accordance with Company policies.

The Compliance Officer
The compliance officer for this Code is the Executive Officer: Legal, Compliance & Cosec, or such other individual as may be appointed by the Board of Directors. The responsibilities of the compliance officer are the following (i) ensuring that employees' questions or concerns about the Code are appropriately answered or addressed; (ii) assessing whether the goals and principles of the Code are being followed by employees; (iii) investigating reports of violations of the Code; and (iv) ensuring that appropriate actions are taken if a violation occurs.

Reporting Procedures

Employees who become aware of a suspected or actual breach of this Code are required to immediately bring such breach to the attention of the compliance officer and/or the CEO, who must deal with it promptly and equitably in accordance with this Code and with due regard to confidentiality. If any employee becomes aware of behaviour by any director or member of the Executive Committee, which is inconsistent with this Code, then the employee is required to report it to the Audit Committee.

Please keep the following steps in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible. However, you should not conduct your own investigation of suspected misconduct. Investigations can involve complex legal issues, and acting on your own may compromise the integrity of an investigation.

- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgement and common sense; if something seems unethical or improper, it probably is.

- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

- Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with senior managers or other appropriate personnel, including the compliance officer. If you are uncomfortable speaking with the compliance officer because he or she works in your department or is your supervisor, you may also do any of the following:

Compliance Mailbox

You may send written correspondence to DRDGOLD Limited, Executive Officer: Legal, Compliance & Cosec, P O Box 390 Maraisburg, 1700. You may submit written correspondence anonymously. Your correspondence will be kept strictly confidential to the extent reasonably possible within the objectives of this Code.

Compliance Emailbox

You may e-mail the Executive Officer: Legal, Compliance & Cosec at compliance@drdgold.com. Remember, you may report suspected violations of law and Company policies in confidence and without fear of retaliation. If you request that your identity be kept secret, your anonymity will be protected to the maximum extent possible.

Whistleblower hotline

Any person who becomes aware of the commission of any fraud or corruption in the Company may call the toll-free number 0800 20 53 15 or write to report@tip-offs.com. The whistleblower's identity will be kept confidential and whistlebowers may elect not to reveal their identity when reporting fraud or corruption.

The Company will not tolerate any form of retribution or victimisation against those who speak out against, and make good faith reports of suspected or actual violations of this Code. Employees are urged to report any instances of victimisation to the compliance officer, the CEO or the Audit Committee.

The Company will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to the compliance officer and the CEO. The compliance officer, or such other individual as may be appointed by the Board of Directors, will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your co-operation in the investigation will be expected.

Investigative Procedures

Reports will be subject to internal investigation and appropriate corrective actions. Upon learning of an allegation of misconduct, the compliance officer will then inform such other parties as are necessary to carry out a full investigation and undertake appropriate corrective measures.

In all instances where misconduct regarding accounting, internal accounting controls, disclosure controls or auditing matters ("Accounting Matters") or a violation of the Senior Officers' Code of Ethics is alleged, the compliance officer must inform the chairman of the Audit Committee of the Board of Directors. Supervisors must also report all concerns or complaints relating to accounting matters that they receive from employees or others to the compliance officer as soon as practicable.

Thereafter, the compliance officer, with the assistance of the legal department, shall conduct a timely, full and fair fact-finding to determine whether a violation has occurred. The Audit Committee may investigate any report regarding an accounting matter or a violation of the Senior Officers' Code of Ethics on its own or with the assistance of the compliance officer, the legal department, any officer of the Company, outside counsel or any other outside party.

NO RIGHTS CREATED

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company's business. It is not intended to and does not, in any way, constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, client, supplier, competitor, shareholder or any other person or entity.

Compliance with laws and other standards

The Company is subject to laws and regulations in South Africa and in other countries where it conducts operations. Directors, officers and employees should be conversant with the laws, regulations, professional or industry codes and the Company's policies and procedures to which their position and related activities are subject. They must ensure that they comply with these laws and standards at all times.

The requirements of the United States Sarbanes-Oxley Act of 2002, the United States securities laws and the rules of the stock exchanges on which the Company is listed must be adhered to, including the following:

- The United States Sarbanes-Oxley Act, as effected through United States securities laws, requires that the Company disclose in its annual report on Form 20-F, filed with the United States Securities and Exchange Commission ("SEC"), whether or not it has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Certain amendments to or waivers of this Code for the Company's principal executive and senior financial officers must be disclosed in accordance with applicable U.S. laws and regulations. This Code of Ethics must be made publicly available in accordance with applicable U.S. laws and regulations. The Company has adopted the Senior Officers' Code of Ethics for the Company's principal executive and senior financial officers set forth in Section 13 of this Code to implement these requirements.

- In addition, the New York Stock Exchange Euronext ("NYSE") and SEC require that the Company adopt a Code of Conduct applicable to all directors, officers and employees and make this Code publicly available. The Company has adopted this Code to meet those requirements, among other reasons.

ACKNOWLEDGEMENT

I have received and read the Code of Ethics and Conduct of DRDGOLD Limited ("DRDGOLD"), and I understand its contents. I agree to comply fully with the standards, policies and procedures contained in the Code and with DRDGOLD's related policies and procedures and will raise any concerns about possible misconduct with the appropriate persons. I acknowledge that the Code is a statement of policies for business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

_____

Printed Name

_____   _____

Signature   Date